THINKPATH LOGO [OBJECT OMITTED]                              THINKPATH INC.
                                                             201 Westcreek Blvd.
                                                             Brampton, Ontario
                                                             L6T 5S6 Canada
                                                             TEL: 905-460-3040
                                                             FAX: 905-460-3050


October 13, 2005

Stephen Krikorian
Account Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:    ThinkPath Inc.
       Form 10-KSB:  For the fiscal Year Ended December 31, 2004
       Filed April 15, 2005-06-14
       Form 10-QSB: For the Quarterly Period Ended March 31, 2005 Filed May 23, 2005
       Form 10-QSB:  For the Quarterly Period Ended June 30, 2005
       Filed August 22, 2005

       Your File No.  0011-14813

Dear Sir:

We are in receipt of your letter dated September 28, 2005 and are currently in the process of drafting our response. In addition to our auditors, we have retained an independent financial consultant specifically to assist us with the application of SFAS 133 and EITF 00-19 as per Comment No.7

Based on present conditions and known availability of each concerned party, we believe that we will be in a position to submit our response via EDGAR on or around October 31, 2005.

We trust that you will find this request for a filing extension acceptable and will update you on our progress closer to this date.

Yours truly,

/s/KELLY HANKINSON
------------------
Kelly Hankinson
Chief Financial Officer
(905) 460-3042